OCI Partners LP

P.O. Box 1647

Nederland, Texas 77627

August 9, 2013

Via EDGAR and FedEx

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Pamela Long, Assistant Director
Division of Corporation Finance

Re:	OCI Partners LP
Amendment No. 1 to Registration Statement on Form S-1
File No. 333-189350
Filed July 23, 2013

Ladies and Gentlemen:

Set forth below are the responses of OCI Partners LP, a Delaware limited partnership (“we” or the “Partnership”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated August 5, 2013 with respect to Amendment No. 1 (“Amendment No. 1”) to the Partnership’s Registration Statement on Form S-1 filed with the Commission on July 23, 2013, File No. 333-189350 (the “Registration Statement”).

Concurrently with the submission of this letter, we have filed through EDGAR Amendment No. 2 to the Registration Statement (“Amendment No. 2”). For your convenience, we have hand delivered five copies of this letter, as well as five copies of Amendment No. 2 marked to show all changes made since the filing of Amendment No. 1.

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text. All references to page numbers and captions correspond to Amendment No. 2, unless otherwise indicated.

Prospectus Summary, Overview, page 1

1.	When you provide pro forma and/or forecasted financial disclosures, it appears to us that you should also disclose your historical financial results for your most recent fiscal year and current interim period.

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Response: We acknowledge the Staff’s comment and have revised the Registration Statement accordingly. Please see pages 2, 76 and 110.

Capitalization, page 51

2.	We note your response to prior comment 51 and your inclusion of note 3 on page 52. However, due to the significant reduction in your historical equity that will occur prior to the offering, please provide an additional column, after the historical column, that reflects the distributions that will occur prior to the offering but excludes offering proceeds.

Response: We acknowledge the Staff’s comment and have revised the Registration Statement accordingly. Please see page 53.

Our Cash Distribution Policy and Restrictions on Distributions, page 55

Unaudited Pro Forma Cash Available for Distribution, page 57

3.	In regard to your tabular disclosures on page 58, please:

•	Provide disclosures by quarter; and

•

Clarity in note 4 on page 59 that the amounts you computed assume your ability to refinance your debt at maturity and address the potential risks and consequences if you are unable to refinance your debt.

Response: We acknowledge the Staff’s comment and have revised the Registration Statement accordingly. Please see page 61.

4.	We note your response to prior comment 28; however, based on your tabular disclosures on page 58 and on your historical financial statements, it does not appear that you would have had the ability to actually distribute the amounts you computed. Please disclose the shortfall between the amounts you computed and the amounts you would have been able to distribute in cash in light of your stated intention to not incur debt to fund distributions.

Response: We acknowledge the Staff’s comment and have revised the Registration Statement accordingly. Please see page 59. Please also see pages 16 and 24.

Unaudited Forecasted Cash Available for Distribution, page 59

5.	Please disclose how and why your forecasts do not comply with the guidelines established by the AICPA with respect to prospective financial information.

Response: We acknowledge the Staff’s comment and have revised the Registration Statement accordingly. Please see page 62. We respectfully advise the Staff that we have reviewed the guidelines applicable to prospective financial information set forth in the AICPA’s Guide for Prospective Financial Information (the “AICPA Guide”), Item 10 of Regulation S-K, Rule 175 under the Securities Act of 1933, as amended (the “Securities Act”), and the Commission’s Division of Corporation Finance Financial Reporting Manual. Based on this review, we respectfully submit that the prospective financial information

Securities and Exchange Commission

presented in the Registration Statement complies with substantially all of such guidelines, except for the absence of prospective financial information related to significant changes in financial position referred to in Section 8.06(i) of the AICPA Guide. We believe that the omission of this information is appropriate in light of the purpose of the financial forecast, which is to provide prospective financial information relating to the Partnership’s ability to make cash distributions at the levels projected to be made during the forecast periods. In addition, it is our understanding that neither Item 10(b) of Regulation S-K nor Rule 175 under the Securities Act requires financial forecasts to comply with AICPA guidelines.

6.	Please clarity in note 4 on page 62 that the amounts you computed assume your ability to refinance your debt at maturity and address the potential risks and consequences if you are unable to refinance your debt.

Response: We acknowledge the Staff’s comment and have revised the Registration Statement accordingly. Please see page 65.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 72

Results of Operations, page 77

7.	We note your response to prior comment 32. Please revise your discussion of cost of goods sold to also disclose and discuss the factors that impacted changes in cost of goods sold as a percentage of revenues during each period presented.

Response: We acknowledge the Staff’s comment and have revised the Registration Statement accordingly. Please see pages 83 and 86.

Financial Statements, page F-1

Notes to Unaudited Pro Forma Condensed Financial Statements, page F-9

8.	We note your response to prior comment 48. When your negotiations are completed and the interest rate on the new Term Loan B is finalized, please update your disclosures in note 4(b) on page F-11 to clarify that fact.

Response: We acknowledge the Staff’s comment and, after the terms of the Term Loan B are finalized, will update our disclosures in note 4(b) on page F-11 to reflect the final negotiated interest rate and other relevant terms of the Term Loan B.

9.	We note your response to prior comment 49; however, it remains unclear to us how and why you believe eliminating historical selling, general and administrative expenses from your pro forma statements of operations is factually supportable regardless of whether the expenses are “non-recurring”. Please clarify or revise.

Response: We acknowledge the Staff’s comment and have revised the Registration Statement accordingly. Please see pages F-5 through F-8 and F-11.

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Historical Financial Statements

(9) Correction of Immaterial Errors, page F-21

(7) Correction of Immaterial Errors, page F-34

10.	Please provide the following additional information regarding the errors you identified during 2013 and determined are immaterial to your previously reported financial statements:

•	Explain when and how you identified the errors;

•	Explain the facts and circumstances that resulted in debit balance being recorded in accounts payable;

•	Explain how you determined the appropriate periods in which amounts were required to be written-off; and

•	Provide a comprehensive analysis that demonstrates how and why you believe the errors are not material to your annual and interim financial statements.

Response: We acknowledge the Staff’s comment and respectfully advise the Staff that the error was identified during June 2013 by the finance and accounting team of OCI Beaumont LLC (“OCIB”) as part of OCIB’s process of reconciling accounts payable and preparing quarterly financial information.

OCIB uses the SAPbyDesign enterprise resource planning system (the “ERP System”), which OCIB implemented in 2012. OCIB began full operations in August 2012 and thus the initial limitations in the system more fully described below were not immediately apparent. Additionally, OCIB did not have adequate internal controls in place, as of December 31, 2012, to reconcile certain accounts payable sub-ledger accounts, and we have reported this material weakness on pages 40 and 41 of the Registration Statement. As a result, OCIB replaced its external information technology consultant in the fourth quarter of 2012, hired an information technology director in the second quarter of 2013 and engaged an expert consulting team from January 2013 to June 2013 to redesign the ERP System, train OCIB’s personnel in the use of the ERP System, provide new analytical tools and document business processes. Because the ERP System was not working properly until June 2013, purchase orders were left open even though they were completed, which led to the accumulation of balances in unbilled payables. OCIB attempted to compensate for this system error manually by recording manual entries, including to cost of sales. However, due to OCIB’s limited personnel resources, the manual adjustments were aggregated estimates rather than based on an analysis of each individual transaction. Individual goods received and invoices received were not matched on a transaction-by-transaction basis and cleared within the accounts payable module on a timely basis, which resulted in amounts accumulating. In addition, discrepancies between purchase orders, invoices and receipts were charged by the ERP System to unbilled payables, which were also corrected with manual entries. However, and as noted above, due to the lack of detailed reconciliations at a transaction-by-transaction level, amounts in unbilled payables accumulated. After OCIB understood the factors causing the errors discussed above, OCIB closed all completed purchase orders, and all of OCIB’s account balances were analyzed and reconciled. As a result, the balance of unbilled payables was fully reconciled and totaled approximately $15 million as of June 30, 2013, which represented actual unbilled receipts. The balance of the manual correction to unbilled payables (approximately $12 million as of June 30, 2013) was charged to cost of sales.

Securities and Exchange Commission

OCIB quantitatively analyzed, at an individual transaction level, all of the actual unbilled payables and other activity for each quarter since the first quarter of 2012 and made the necessary adjustments in the account “Accounts Payable—Manual Correction to Unbilled Payables” to reach the actual amount at quarter end and to zero out the account in the second quarter of 2013. That adjustment resulted in a charge to cost of sales of approximately $2.6 million, $1.7 million, $3.6 million, $6.3 million and $2.8 million as of and for the periods ended March 31, 2012, June 30, 2012, September 30, 2012, December 31, 2012 and March 31, 2013, respectively. All amounts were to correct understatements of accounts payable in the respective period with the exception of the first quarter of 2012 adjustment which was to correct an overstatement of accounts payable. OCIB now analyzes and reconciles all accounts payable accounts on a monthly basis as a preventative measure using new processes in place.

Our conclusion that the reported error was immaterial was primarily based on the following qualitative facts and circumstances:

•	The error had no cash impact and did not affect cash flows.

•

With respect to a master limited partnership (“MLP”), prospective investors are primarily interested in the MLP’s ability to generate cash available for distribution in the future, which was not affected by the error. Specifically, the error did not impact our ability to generate cash in future periods. In addition, historical periods are less relevant to our prospective investors primarily due to our limited operating history.

•	The error did not alter OCIB’s results of operations by turning profits into losses.

•	OCIB had already reported a net working capital deficit at December 31, 2012. No other material metrics were significantly altered.

•	The error did not affect OCIB’s compliance with any debt covenants or other contractual arrangements and had no bearing on any compensation arrangements.

•	The error did not impact OCIB’s lenders’ decisions as the loans were already in place at December 31, 2012.

Securities and Exchange Commission

•

The error did not mask a change in earnings or other trends. As discussed above, OCIB did not fully commence commercial operations until August 2012 and, therefore, OCIB did not have any established operating or cash flow trends.

(10) Subsequent Events, page F-21

(11) Subsequent Events, page F-35

11.	As previously requested in prior comment 58, please clarify if the dates you disclose are the dates the financial statements were issued or available to be issued as required by ASC 855-10-50. Please also tell us why you have not evaluated subsequent events through the date of your filing.

Response: We acknowledge the Staff’s comment and have revised the Registration Statement accordingly. Please see pages F-22 and F-37. In addition, we have considered subsequent events through the date of our filing and, although there have not been additional subsequent events requiring disclosure, we followed ASC 855-10-50 in evaluating subsequent events through the date the financial statements were available to be issued.

Statements of Operations, page F-24

12.	Please provide pro forma per unit calculations that comply with SAB Topic 1:B:3 for the year ended December 31, 2012.

Response: We acknowledge the Staff’s comment and have revised the Registration Statement accordingly. Please see pages F-25, F-28 and F-29.

[Signature Page Follows.]

Please direct any questions or comments regarding this correspondence to our counsel, Brett E. Braden of Latham & Watkins LLP, by telephone at (713) 546-7412 or by fax at (713) 546-5401.

Very truly yours,

/s/ Frank Bakker
Frank Bakker
President and Chief Executive Officer
OCI GP LLC

cc:	Craig Slivka, Securities and Exchange Commission

Fady Kiama, OCI Partners LP

Brett E. Braden, Latham & Watkins LLP

Divakar Gupta, Latham & Watkins LLP

G. Michael O’Leary, Andrews Kurth LLP

Stephanie C. Beauvais, Andrews Kurth LLP